U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
 Under the Securities Exchange Act of 1934
(Amendment No. 2)

Eden Bioscience Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

279445100

(CUSIP Number)

March 6, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]  Rule 13d-1(b)

      [   ]  Rule 13d-1(c)

      [XX]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279445100	13G/A	Page 2 of 3 Pages

1.		NAME OF REPORTING PERSONS S.S. OR IRS I.D. NOS. OF REPORTING PERSONS (Voluntary)

Britannia Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Company organized under laws of Nevis

	5.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		-0-

WITH
	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 279445100	Schedule 13G/A	Page 3 of 3 Pages

Item 1.	(a) Issuer	Eden Bioscience Corporation (“Issuer”)
	(b) Principal Executive Offices	11816 N. Creek Parkway North Bothell, WA 98011

Item 2.	(a) Person Filing	Britannia Holdings Limited (“Britannia”)
	(b) Principal Business Office/Residence	Unit 15, Temple Building Charlestown, Nevis
	(c) Citizenship	Company organized under laws of Nevis
	(d) Title of Class of Securities	Common Stock
	(e) CUSIP Number	279445100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by:	Not Applicable

Item 4.	Ownership of More than Five Percent of Class:
	(a) Amount beneficially owned	-0-
	(b) Percentage of class	0. 0%
(c) Number of shares as to which such person has:
	(i) sole power to vote or direct the vote	-0-
	(ii) shared power to vote or to direct the vote	-0-
	(iii) sole power to dispose or to direct disposition of	-0-
	(iv) shared power to dispose or to direct disposition of	-0-

Item 5.	Ownership of Five Percent or Less of Class
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:	[XX]

Item 6.	Ownership of More than Five Percent on Behalf of Another.	Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company	Not Applicable

Item 8.	Identification and Classification of Members of Group	Not Applicable

Item 9.	Notice of Dissolution of Group.	Not Applicable

Item 10.	Certification:	Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2003

BRITANNIA HOLDINGS LIMITED

By:	/s/ P.C. Howe

Name:	P.C. Howe

Title:	Director